Exhibit 99.1

Scully Royalty Ltd.

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY LTD. DIVIDEND

HONG KONG (August 1, 2022) Scully Royalty Ltd. (the “Company”) (NYSE: SRL). The Company is pleased to announce that its board of directors has declared a cash dividend of C$0.33 (US$ 0.26) per common share pursuant to its cash dividend policy, which was implemented in connection with the Company's focus on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty.

The Company is pleased to announce the following details with respect to the third cash dividend of 2022:

•	The dividend of C$0.33 (US$0.26) per common share will be paid in US Dollars on August 26, 2022 to shareholders of record on August 12, 2022. The ex-dividend date will be August 11, 2022

•	This payment is based on our second quarter 2022 royalty of C$5,889,939 on 923,553 tonnes shipped, which is gross of a provincial 20% mining tax.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, the Company's financial and operating results.

Scully Royalty Ltd. Stakeholder Communications

Scully Royalty Ltd. management welcomes any questions you may have and looks forward to discussing this announcement with stakeholders. Further:

-	stakeholders are encouraged to read our entire annual report, which includes our audited financial statements and management's discussion and analysis, for the year ended December 31, 2021, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this news release to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.